SCHEDULE A

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

Boston Common ESG Impact International Fund	0.80%

Boston Common ESG Impact U.S. Equity Fund	0.75%

Originally approved by the Board of Trustees:  August 8, 2016
(Approved by shareholders at a meeting held: October 28, 2016)
Revised Schedule:
•	Effective February 1, 2018 to reduce the management fee for the International Fund

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	BOSTON COMMON ASSET MANAGEMENT, LLC

By: /s/ Elaine E. Richards_____________	By: /s/ Nancy G. Spady
Name: Elaine E. Richards	Name: Nancy G. Spady
Title: President	Title: Managing Director